 J6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 1, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
•	Press Release: Greg Lensch appointed as new CEO for Tele2 IoT, dated June 11, 2019
•	Press Release: Invitation to presentation of the second quarter 2019 results, dated June 17, 2019
•	Press Release: Tele2 closes the sale in Kazakhstan and intends to propose an extraordinary dividend, dated June 28, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-06-11

PRESS RELEASE

Greg Lensch appointed as new CEO for Tele2 IoT

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B): Greg Lensch will take on the role as CEO for Tele2 IoT from June 11th and replace Johan Ragnevad, who has been acting since April 12th. Johan will continue in his role as Strategy Director at Tele2 IoT.

Greg brings more than 20 years’ experience in sales, marketing, and service development from the telecom market. His latest position was at AT&T as General Manager in the Nordics.

- I’m thrilled to join such a dynamic and exciting company dedicated to accelerating and driving the adoption of IOT across the Nordics, Baltics and Globally. What really attracted me to this opportunity was the impressive growth and professional approach to a nascent market with untapped potential for the near and long term. I am really looking forward to build on the success this team has earned and drive even more profitable, impactful business globally, says Greg Lynsch

- Greg brings with him over 20 years of International Telco experience and we are very happy to welcome him to our team. Having worked in the US, the UK, Belgium, and most recently in the Nordics he brings a worldwide perspective to our business. Greg will also anchor Tele2 IoT solutions in the wider customer’s telco requirements as he has managed lately with AT&T a range of solutions including Cloud, SDN, Cyber Security and of course IoT, says Guillaume van Gaver, EVP International Markets at Tele2 Group.

For more information, please contact:
Fredrik Hallstan, Head of B2B and Fixed Communications, Phone: +46 761 15 38 30
Marcus Lindberg Head of Investor Relations, Phone: +46734392540

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-06-17

PRESS RELEASE

Invitation to presentation of the second quarter 2019 results

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) will publish its Q2 2019 results on Wednesday, July 17, 2019. The presentation will be hosted by Anders Nilsson, CEO, Mikael Larsson, CFO, Samuel Skott, EVP Sweden Consumer, and Marcus Lindberg, Head of Investor Relations.

Tele2 will publish its financial results for Q2 2019 at 07:00 CEST (06:00 BST, 01:00 EDT) on Wednesday, July 17, 2019.

Teleconference and webcast
Tele2 will host a teleconference and webcast with presentation at 10:00 CEST (09:00 BST, 04:00 EDT) on Wednesday, July 17, 2019. The presentation will be held in English and will also be available as a webcast at Tele2’s website: www.tele2.com

Dial-in information
To make sure you are connected in time for the teleconference, please dial in a few minutes in advance and register your attendance. Use Confirmation Code 3047523.

Dial-in numbers:
SE: +46 (0) 8 50 69 21 80
UK: +44 (0) 2071 928000
US: +1 631 510 74 95

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-06-28

PRESS RELEASE

Tele2 closes the sale in Kazakhstan and intends to propose an extraordinary dividend

Stockholm – On June 28, Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) closed the sale of its equity share in its joint venture in Kazakhstan to Kazakhtelecom. The Tele2 Board of Directors (“the Board”) intends to invite shareholders to an Extraordinary General Meeting on August 22, 2019, to vote on a proposed extraordinary dividend connected to the proceeds from the sales in Kazakhstan and the Netherlands.

On June 28, Tele2 closed the sale of its equity share in its joint venture in Kazakhstan to Kazakhtelecom. The net proceeds to Tele2, after deducting the existing earn-out liability, of USD 169 million (approximately SEK 1.6 billion) have been received along with the full repayment of the shareholder loan of KZT 80 billion (approximately SEK 2.1 billion).

Following the closing of the sale, the Board intends to call for an Extraordinary General Meeting on August 22, 2019, at which shareholders will be invited to vote on a proposed extraordinary dividend of SEK 6.00 per share (in total approximately SEK 4.1 billion). If the proposition is approved, the last day of trading in Tele2 shares including the right to the extraordinary dividend will be August 22, 2019, the record date will be August 26, 2019, and the extraordinary dividend is expected to be paid to shareholders on August 29, 2019.

The notice to attend the Extraordinary General Meeting will be published in due course.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out above, at 08:55 CEST on June 28, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel